SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Information to be Included in Statements Filed Pursuant to § 240.13d-1(b), (c) and (d)

and Amendments Thereto Filed Pursuant to § 240.13d-2.

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Focus Media Holding Limited

(Name of Issuer)

Ordinary Shares, par value $0.00005 per share

American Depositary Shares, evidenced by American

Depositary Receipts, each representing five Ordinary Shares

(Title of Class of Securities)

G3610R109 (Ordinary Shares)

34415V109 (American Depositary Shares)

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	G3610R109 34415V109	13G

1	Names of Reporting Persons Fosun International Limited

2	Check the Appropriate Box if a Member of a Group* (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Hong Kong, China

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 111,078,220(1)

	6	Shared Voting Power 0

	7	Sole Dispositive Power 111,078,220

	8	Shared Dispositive Power 0

9	Aggregate Amount Beneficially Owned by Each Reporting Person 111,078,220

10	Check if the Aggregate Amount in Row (9) Excludes Certain Shares* ☐

11	Percent of Class Represented by Amount in Row 9 17.20%

12	Type of Reporting Person (See Instructions) CO

(1)  Number of shares is number of Ordinary Shares.  Percent of class is based on 645,627,810 Ordinary Shares reported as outstanding at January 13, 2012 in Amendment No. 2 to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 and filed by the Issuer with the Securities and Exchange Commission on January 20, 2012.

Item 1.
	(a)	Name of Issuer: Focus Media Holding Limited
	(b)	Address of Issuer’s Principal Executive Offices: Unit No. 1, 20th Floor, The Centrium 60 Wyndham Street Central, Hong Kong, China

Item 2.
	(a)	Name of Person Filing: Fosun International Limited (See the attached Exhibit A for information regarding the parent corporations and a control person of Fosun International Limited.)
	(b)	Address of Principal Business Office or, if none, Residence: Room 808 ICBC Tower 3 Garden Road Hong Kong, China
	(c)	Citizenship: Hong Kong, China
	(d)	Title of Class of Securities: Ordinary Shares, par value $0.00005 per share American Depositary Shares, evidenced by American Depositary Receipts, each representing five Ordinary Shares
	(e)	CUSIP Number: G3610R109 (Ordinary Shares) 34415V109 (American Depositary Shares)

Item 3.	If this statement is filed pursuant to §§240.13d-1(b), or §§240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act.
	(b)	☐	Bank as defined in section 3(a)(6) of the Act.
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act.
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940.
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act.
	(j)	☐	A non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J).
	(k)	☐	Group, in accordance with § 240.13d–1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d–1(b)(1)(ii)(J), please specify the type of institution:____________________________

Item 4.	Ownership.
(a) Amount beneficially owned: 22,215,644 American Depositary Shares (ADSs) representing 111,078,220 Ordinary Shares
(b)

Percent of class:

17.20%, based on 645,627,810 Ordinary Shares reported as outstanding at January 13, 2012 in Amendment No. 2 to the Issuer’s annual report on Form 20-F for the fiscal year ended December 31, 2010 and filed by the Issuer with the Securities and Exchange Commission on January 20, 2012.

(c) Number of shares as to which such person has:
(i) Sole power to vote or to direct the vote 111,078,220 Ordinary Shares
(ii) Shared power to vote or to direct the vote 0
(iii) Sole power to dispose or to direct the disposition of 111,078,220 Ordinary Shares
(iv) Shared power to dispose or to direct the disposition of 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
Not applicable.

Item 8.	Identification and Classification of Members of the Group.
Not applicable.

Item 9.	Notice of Dissolution of Group.
Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 13, 2012

FOSUN INTERNATIONAL LIMITED

By	/s/ Qin Xuetang
Qin Xuetang
Director

SCHEDULE 13G

EXHIBIT A

PARENT CORPORATIONS AND CONTROL PERSON OF

FOSUN INTERNATIONAL LIMITED

Fosun International Limited (“Fosun International”) is a majority-owned subsidiary of Fosun Holdings Limited (“Fosun Holdings”), which in turn is a wholly-owned subsidiary of Fosun International Holdings Ltd. (“Fosun International Holdings”).  Fosun International Holdings is controlled by Mr. Guo Guangchang, who is also the Executive Director and Chairman of the Board of Fosun International.

Fosun Holdings is a corporation organized under the laws of Hong Kong, China with its principal business address at Room 808, ICBC Tower, 3 Garden Road, Central, Hong Kong.  Fosun Holdings is principally engaged in investment holding.

Fosun International Holdings is a corporation organized under the laws of British Virgin Islands with its principal business address at Akara Building, 24 De Castro Street, Wickhams Cay I, Road Town, Tortola, British Virgin Islands.  Fosun International Holdings is principally engaged in investment holding.

Guo Guangchang’s principal business address is No. 2 East Fuxing Road, Shanghai, China.  He is a citizen of China.